Exhibit 99.1

Canaan Inc. Reports Unaudited First Quarter 2020 Financial Results

Hangzhou, China, May 22, 2020 (GLOBE NEWSWIRE) -- Canaan Inc. (NASDAQ: CAN) ("Canaan" or the "Company"), a leading high-performance computing solutions provider, today announced its unaudited financial results for the three months ended March 31, 2020.

First Quarter 2020 Operating and Financial Highlights

Total computing power sold increased by 18.4% to 0.9 million Thash/s from 0.7 million Thash/s in the same period of 2019.

Total net revenues increased by 44.6% to RMB68.3 million (US$9.6 million) from RMB47.2 million in the same period of 2019.

Gross profit increased by 417.0% to RMB2.4 million (US$0.3 million) from RMB0.5 million in the same period of 2019, while gross margin expanded to 3.5% from 1.0% in the same period of 2019.

Net loss narrowed to RMB39.9 million (US$5.6 million) from RMB67.9 million in the same period of 2019.

Non-GAAP adjusted net loss was RMB38.2 million (US$5.4 million) compared to RMB63.9 million in the same period of 2019.

“On behalf of our team at Canaan, I wish to sincerely thank all of the medical staff and community workers who are combating the COVID-19 pandemic on the frontlines to keep our society moving forward,” commented Mr. Nangeng Zhang, Chairman and Chief Executive Officer of Canaan. “As the COVID-19 pandemic swept the globe, we continued to refine our R&D capabilities to develop a strong lineup of next-generation products. In addition, we also lowered the barrier for consumers to enter the Bitcoin mining space through a series of SaaS solutions designed to help our clients reduce the costs of maintaining our mining machines. As such, we further improved the quality of our product offerings and strengthened our value propositions, which allowed us to minimize the impact of the fluctuations in Bitcoin price and related derivatives during the Bitcoin halving. Going forward, we expect that our core commitment to technological innovation, product leadership and strong service value proposition to our clients will fuel our growth in the years to come and help create sustainable value for our shareholders.”

Mr. Quanfu Hong, Chief Financial Officer of Canaan, stated, “Despite facing increasing macroeconomic uncertainties, we carried through our growth momentum to deliver better-than-expected financial results for the first quarter of 2020. Our total net revenues in the first quarter grew by 44.6% year over year to RMB68.3 million, driven by increases in total computing power sold and the average selling price per Thash in the period. Looking ahead, we will continue to focus on streamlining our operations, bolstering our cash reserves and prioritizing investments that can fortify our market leadership. We believe that these strategic focuses will enable us to weather the current headwinds and sustain our growth in the future.”

First Quarter 2020 Financial Results

Total net revenues in the first quarter of 2020 increased by 44.6% to RMB68.3 million (US$9.6 million) from RMB47.2 million in the same period of 2019. The growth was mainly driven by increases in total computing power sold and the average selling price (ASP) per Thash.

Cost of revenues in the first quarter of 2020 was RMB65.9 million (US$9.3 million) compared to RMB46.8 million in the same period of 2019, which was in line with the increased sales volume of Thash.

Gross profit in the first quarter of 2020 increased by 417.0% to RMB2.4 million (US$0.4 million) from RMB0.5 million in the same period of 2019. Gross margin in the first quarter of 2020 expanded to 3.5% from 1.0% in the same period of 2019.

Total operating expenses in the first quarter of 2020 were RMB73.5 million (US$10.4 million) compared to RMB58.5 million in the same period of 2019.

Research and development expenses in the first quarter of 2020 were RMB41.8 million (US$5.9 million) compared to RMB31.3 million in the same period of 2019. The increase was mainly due to higher research and development investment in the first quarter of 2020. As a percentage of total net revenues, research and development expenses in the first quarter of 2020 was 61.2% compared to 66.3% in the same period of 2019.

Sales and marketing expenses in the first quarter of 2020 were RMB4.1 million (US$0.6 million) compared to RMB2.3 million in the same period of 2019, driven by the increased headcount of the Company’s sales and marketing departments. As a percentage of total net revenues, sales and marketing expenses in the first quarter of 2020 increased to 6.1% from 4.9% in the same period of 2019.

General and administrative expenses in the first quarter of 2020 were RMB27.6 million (US$3.9 million) compared to RMB24.8 million in the same period of 2019. The increase was mainly due to higher insurance fees in the first quarter of 2020. As a percentage of total net revenues, general and administrative expenses in the first quarter of 2020 decreased to 40.4% from 52.6% in the same period of 2019.

Loss from operations in the first quarter of 2020 was RMB71.1 million (US$10.0 million) compared to RMB58.0 million in the same period of 2019.

Net loss attributable to ordinary shareholders in the first quarter of 2020 was RMB39.9 million (US$5.6 million) compared to RMB67.9 million in the same period of 2019.

Non-GAAP adjusted net loss in the first quarter of 2020 was RMB38.2 million (US$5.4 million) compared to RMB63.9 million in the same period of 2019. Non-GAAP adjusted net loss excludes share-based compensation expense. For further information, please refer to "Use of Non-GAAP Financial Measures" in this release.

Basic and diluted net loss per ADS in the first quarter of 2020 was RMB0.25 (US$0.04) compared to RMB0.50 in the same period of 2019. Each ADS represents 15 of the Company's Class A ordinary shares.

As of March 31, 2020, the Company had cash and cash equivalents of RMB264.4 million (US$37.3 million) compared to RMB516.6 million as of December 31, 2019. The decrease was mainly due to higher short-term investments as the Company invested RMB173.4 million (US$24.5 million) in short-term investments as of March 31, 2020, compared with RMB11.0 million as of December 31, 2019.

Business Outlook

Given the evolving nature of the COVID-19 pandemic and the uncertainties surrounding the Bitcoin halving event, the Company currently has very limited visibility on the potential impacts to its business and the markets in which it operates. As a result, the Company will not issue a business outlook for the second quarter of 2020 since Canaan believes that it is not appropriate to provide financial forecasts that could be materially different due to the rapidly changing market and operational conditions.

Conference Call Information

The Company’s management team will hold a Direct Event conference call on Friday, May 22, 2020, at 8:00 A.M. Eastern Time (or 8:00 P.M. Beijing Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event Title:	Canaan Inc. First Quarter 2020 Earnings Conference Call
Registration Link:	https://s1.c-conf.com/diamondpass/10006957-invite.html

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique access PIN, which can be used to join the conference call.

A replay of the conference call will be accessible through June 02, 2020, by dialing the following numbers:

International:	+61-7-3107-6325
United States:	+1-855-883-1031

Hong Kong, China:	800-930-639
Replay PIN:	10006957#

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at investor.canaan-creative.com.

About Canaan Inc.

Established in 2013, Canaan Inc. provides high-performance computing solutions to efficiently solve complex problems. In 2016, Canaan successfully initiated the production of its first 16nm chip and passed the test to receive China's national high-tech enterprise certification. In 2018, Canaan achieved major technological breakthroughs to launch the K210, the world's first-ever RISC-V-based edge artificial intelligence (AI) chip, which is now widely used for access control in situations such as smart door locks and more. Canaan Inc. is currently focused on the research and development of advanced technology, including such areas as AI chips, AI algorithms, AI architectures, system on a chip (SoC) integration and chip integration. Using the AI chip as its base, Canaan Inc. has established an intellectual value chain. Canaan Inc. also provides a suite of AI service solutions and is able to tailor these solutions to the needs of its partners. For more information, please visit: investor.canaan-creative.com.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars ("US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.0808 to US$1.00, the noon buying rate in effect on March 31, 2020, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward−looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward−looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.’s strategic and operational plans, contain forward−looking statements. Canaan Inc. may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.’s beliefs and expectations, are forward−looking statements. Forward−looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward−looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the Bitcoin industry and the price of Bitcoin; the Company’s expectations regarding demand for and market acceptance of its products, especially its Bitcoin mining machines; the Company’s expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company’s investment plans and strategies, fluctuations in the Company’s quarterly operating results; competition in its industry in China; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F−1, as amended, and its annual reports on Form 20−F. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward−looking statement, except as required under applicable law.

Use of NonGAAP Financial Measures

In evaluating Canaan’s business, the Company considers and uses adjusted net income as a supplemental measure to review and assess its operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net loss as net loss excluding sharebased compensation expense.

Canaan believes that adjusted net income helps to identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses that the Company excludes in adjusted net income. The Company believes that adjusted net income provides useful information about our operating results, enhances the overall understanding of Canaan’s past performance and future prospects and allows for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measure “adjusted net loss” is not defined under U.S. GAAP, is not presented in accordance with U.S. GAAP and has limitations as an analytical tool. One of the key limitations of using adjusted net loss is that it does not reflect all of the items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in Canaan’s business and is not reflected in the presentation of adjusted net loss. Further, the non-GAAP financial measure “adjusted net loss” may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

Investor Relations Contact

Canaan Inc.

Mr. Shaoke Li

Tel: +86-137-5090-0683

Email: IR@canaan-creative.com

ICR Inc.

Jack Wang

Tel: +1 (347) 396-3281

Email: canaan.ir@icrinc.com

CANAAN INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(all amounts in thousands of RMB, except share and per share data, or as otherwise noted)

	As of December 31,	As of March 31,
	2019	2020	2020
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	516,607	264,445	37,347
Restricted cash	8,239	7,125	1,006
Short-term investments	11,005	173,402	24,489
Accounts receivable	2,872	6,792	959
Inventories	196,067	226,622	32,005
Prepayments and other current assets	206,020	253,365	35,782
Total current assets	940,810	931,751	131,588
Non-current assets:
Property, equipment and software	22,602	20,497	2,895
Right-of-use assets, net	22,764	19,684	2,780
Other non-current assets	5,250	2,230	315
Total non-current assets	50,616	42,411	5,990
Total assets	991,426	974,162	137,578
LIABILITIES, AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debts	99,903	175,747	24,820
Accounts payable	99,050	65,805	9,293
Notes payable	27,462	13,746	1,941
Contract liabilities	8,288	10,888	1,538
Accrued liabilities and other current liabilities	40,691	18,403	2,600
Lease liabilities, current	9,838	7,358	1,039
Total current liabilities	285,232	291,947	41,231
Non-current liabilities:
Lease liabilities, non-current	13,399	10,758	1,519
Other non-current liabilities	—	10,394	1,468
Total non-current liabilities	13,399	21,152	2,987
Total liabilities	298,631	313,099	44,218
Shareholders’ equity:
Ordinary shares (US$0.00000005 par value; 1,000,000,000,000 shares authorized, 2,372,222,222 shares issued, 2,350,123,270 shares outstanding as of December 31, 2019 and March 31, 2020, respectively)	1	1	—
Subscriptions receivable from shareholders	(1)	(1)	—
Treasury stocks (US$0.00000005 par value; 22,098,952 shares as of December 31, 2019 and March 31, 2020, respectively)	—	—	—
Additional paid-in capital	1,631,609	1,633,340	230,672
Statutory reserves	97,307	97,307	13,742
Accumulated other comprehensive loss	(55,542)	(49,059)	(6,928)
Accumulated deficit	(980,579)	(1,020,525)	(144,126)
Total shareholders’ equity	692,795	661,063	93,360
Total liabilities and shareholders’ equity	991,426	974,162	137,578

CANAAN INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHANSIVE LOSS

(all amounts in thousands of RMB, except share and per share data, or as otherwise noted)

	For the Three Months Ended
	2019	2020	2020
	RMB	RMB	US$
Net revenues
Products revenue	47,160	67,032	9,467
Leases revenue	—	994	140
Services revenue	20	24	3
Other revenue	38	223	31
Total net revenue	47,218	68,273	9,641
Cost of revenue	(46,755)	(65,885)	(9,305)
Gross profit	463	2,388	336
Operating expense
Research and development expenses	(31,315)	(41,794)	(5,902)
Selling and marketing expenses	(2,332)	(4,132)	(584)
General and administrative expenses	(24,823)	(27,589)	(3,896)
Total operating expenses	(58,470)	(73,515)	(10,382)
Loss from operations
Interest income	421	1,824	258
Investment income	15	1,063	150
Interest expense and guarantee fee	(12,902)	(1,185)	(167)
Foreign exchange (loss) gain	(854)	240	34
Others, net	3,470	29,239	4,129
Loss before income tax expenses	(67,857)	(39,946)	(5,642)
Income tax expense	—	—	—
Net loss	(67,857)	(39,946)	(5,642)
Foreign currency translation adjustment, net of nil tax	18,993	6,483	916
Total comprehensive loss	(48,864)	(33,463)	(4,726)
Weighted average number of shares used in per share calculation:
— Basic and diluted	2,029,528,768	2,350,123,270	2,350,123,270
Net loss per share (cent per share)
— Basic and diluted	(3.34)	(1.70)	(0.24)
Share-based compensation expenses were included in:
Research and development expenses	2,404	1,120	158
Sales and marketing expenses	110	11	2
General and administrative expenses	1,422	600	85

The table below sets forth a reconciliation of net loss to non-GAAP adjusted net loss for the period indicated:

	For the three months ended March 31，
	2019	2020	2020
	RMB	RMB	US$
Net loss	(67,857)	(39,946)	(5,642)
Add: Share-based compensation expense	3,936	1,731	245
Non-GAAP adjusted net loss	(63,921)	(38,215)	(5,397)